FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1Name and Address

Mayfair Gold Corp. (the “Company”)
489 McDougall Street
Matheson, Ontario

P0K 1N0

Item 2Date of Material Changes

April 7 and 16, 2026.

Item 3News Releases

The Company disseminated the news releases reporting the material changes described in this report through the facilities of Canada Newswire on April 7 and 16, 2026 and subsequently filed the news releases under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4Summary of Material Changes

On April 7, 2026, the Company announced the appointment of Kevin Annett as Chief Financial Officer of the Company.

On April 16, 2026, the Company announced the completion of its private placement with Mr. Annett for proceeds of C$254,040.

Item 5Full Description of Material Changes

5.1Full Description of Material Changes

On April 7, 2026, the Company announced the appointment of Kevin Annett as Chief Financial Officer of the Company.

On April 16, 2026, the Company announced the completion of its private placement with Mr. Annett for proceeds of C$254,040.

Mr. Annett acquired 58,000 common shares of the Company (the “Shares”) at a price of C$4.38 per Share for gross proceeds of C$254,040. The Company expects to use these proceeds towards advancing the Fenn-Gib gold project in Ontario. The Shares are subject to a 4-month and one day “hold period” as prescribed by applicable securities laws and the policies of the TSX Venture Exchange, expiring on August 17, 2026.

Mr. Annett is an insider of the Company (the “Insider”) and thus his acquisition of the Shares was a “related party transaction” within the meaning of that term in Multilateral Instrument 61‐101 – Protection of Minority Shareholders in Special Transactions (“MI 61‐101”). The Company is relying on the exemptions from the formal valuation requirement set out in section 5.5(a) of MI 61‐101 and the minority shareholder approval requirement set out in section 5.7(1)(a) of MI 61‐101 on the basis that, at the time the private placement was agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Shares, exceeded 25% of the Company’s

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market capitalization. The Company did not file a material change report at least 21 days in advance of the closing as the private placement with the Insider had not been confirmed at that time.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Nicholas Campbell, Chief Executive Officer

(604) 889-3253

Item 9Date of Report

April 17, 2026.

Cautionary Statement Regarding Forward-Looking Information

This material change report contains forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of United States securities legislation (collectively, “forward-looking statements”) that relate to Mayfair's current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements in this material change report include, but are not limited to, the expected use of proceeds. The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this material change report should not be unduly relied upon. These statements speak only as of the date of this material change report.

Forward-looking statements are based on a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond Mayfair's control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: those risk factors set out in the Company’s annual information form and Form 40-F for the financial year ended December 31, 2025 available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, respectively. Mayfair undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for Mayfair to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those

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contained in any forward-looking statement. Any forward-looking statements contained in this material change report are expressly qualified in their entirety by this cautionary statement.

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